CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006
www.cgi.com

About CGI

Founded in 1976, CGI Group Inc. ("CGI") is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America ("US"), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently **$3.6 billion (US$3.1 billion)** and as at December 31, 2006, CGI's order backlog was **$12.6 billion (US$10.9 billion)**. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto : GIB.A   New York : GIB

Shares Outstanding (as at December 31, 2006)

294,900,959 Class A subordinate shares* 34,208,159 Class B shares

*Note: Included in the number of Class A subordinate shares outstanding are 78,900 shares, which were repurchased at the end of the first quarter, were held by the Company, remained unpaid, and had not been cancelled.

First Quarter Fiscal 2007 Trading Summary

TSX	(CDN$)	NYSE	(US$)
Open :	$7.31	Open :	$6.65
High :	$8.39	High :	$7.31
Low :	$6.98	Low :	$6.20
Close :	$8.13	Close :	$6.96
Average Daily Trading Volume:	1,171,558	Average Daily Trading Volume:	33,822

Transfer Agent

Computershare Trust Company of Canada
(800) 564-6253

Investor Relations

Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone : (514) 841-3355
lorne.gorber@cgi.com

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Table of Contents

CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006
January 30, 2007

Basis of Presentation

Throughout this document, CGI Group Inc. is referred to as "CGI", "we" , "our" or "Company". This management's discussion and analysis of financial position and results of operations ("MD&A") should be read in conjunction with the consolidated financial statements and the notes thereto for the three months ended December 31, 2006 and 2005, and with the fiscal 2006 Annual Report. CGI's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are "forward-looking information" within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI's intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI's Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company's Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures

The Company reports its financial results in accordance with GAAP. However, in this MD&A certain non-GAAP financial measures are used, which include:

1. Earnings before restructuring costs related to specific items, interest on long-term debt, other income-net, gain on sale of assets and income taxes ("adjusted EBIT") and
2. Net earnings prior to restructuring costs related to specific items.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 13.

Net earnings prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 15.

Management believes that these non-GAAP measures provide useful information to investors regarding the Company's financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services ("BPS") to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company's delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

- Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
- Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients' strategic needs.
- Management of IT and business functions (outsourcing) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients' operations. We also integrate clients' operations into our technology network. Finally, we may hire clients' IT and specialized professionals, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Our operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: IT services and BPS. The focus of these LOB's is as follows:

- The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing, to clients located in North America, Europe and Asia Pacific. Our professionals and centers of excellence facilities in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.
- Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

Competitive Environment

Since September 30 2006, there were no significant changes to our competitive environment. Please refer to our 2006 Annual Report for more details.

Vision, Mission, and Strategy

Since September 30 2006, there were no changes to our Vision, Mission, and Strategy. Please refer to our 2006 Annual Report for more details.

Quarterly Variances

You can refer to our 2006 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company's future performance.

New Contracts, Extensions and Renewals

During the first quarter of 2007, CGI announced new contracts, extensions and renewals including, but not limited to, the following:

- October 4, 2006: Five-year contract renewal valued at US$65 million for hosting and application maintenance and operations for the Commonwealth of Virginia's eVA procurement portal solution.
- October 11, 2006: Five-year contract valued at US$22.6 million to host and operate its AMS Advantage® ERP system for the State of Wyoming.
- November 13, 2006: IT outsourcing contract extension valued at more than $100 million with the Laurentian Bank of Canada covering the period between June 2011 and June 2016.

Competitive Position Strengthening Program

As announced on March 29, 2006, the Company took measures to reduce the overall cost structure and accelerate the expansion of its Global Delivery Model partially due to lower than expected revenue from BCE. The program is now completed. Approximately 1,150 positions have been eliminated, with 150 of these being in the first quarter of fiscal 2007. Half of the total eliminations relate to BCE and were primarily located in Montreal and Toronto. The remaining headcount reduction stemmed from other adjustments to CGI's cost base and included reductions in global and corporate functions.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

The expansion of the Global Delivery Model created approximately 250 new positions in our centres of excellence in Atlantic Canada, southwest Virginia, and India that will partially offset the headcount reductions. This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce.

In addition to the provision recorded in fiscal 2006, a final pre-tax provision of $23.0 million was taken in the first quarter of 2007, bringing the total cost of the program to $90.3 million, roughly in line with estimates. The Company continues to expect a one-year payback.

Share Repurchase Program
Under the terms of the current Normal Course Issuer Bid started January 31, 2006, the company repurchased 10,270,400 of its Class A subordinate shares for $74,661,095 at an average price plus commissions of $7.27, of which 1,896,000 have been repurchased during the first quarter of 2007 for $15,029,568. On January 30, 2007, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company's Class A subordinate shares during the next year, subject to regulatory approval.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Overview of the First Quarter

Selected Quarterly Information

For the three months ended	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Backlog[1] *(in millions of dollars)*	**12,555**	12,722	13,303	13,686	12,901
Bookings *(in millions of dollars)*	**769**	462	787	1,746	1,002
Revenue					
Revenue *(in '000 of dollars)*	**904,060**	845,820	866,504	866,836	898,463
Year-over-year revenue growth prior to foreign currency impact	**1.2%**	-4.0%	-3.4%	-2.4%	-1.3%
Profitability					
Adjusted EBIT[2] margin	**11.0%**	10.8%	9.0%	7.2%	8.8%
Net earnings margin	**4.8%**	4.7%	4.1%	1.6%	6.3%
Net earnings prior to restructuring costs related to specific items margin	**6.5%**	6.3%	5.4%	4.0%	6.3%
Basic & Diluted EPS *(in dollars)*	**0.13**	0.12	0.11	0.04	0.13
Basic & Diluted EPS prior to restructuring costs related to specific items (*in dollars*)	**0.18**	0.16	0.14	0.10	0.13
Balance Sheet					
Total assets *(in '000 of dollars)*	**3,849,136**	3,692,032	3,868,395	3,937,470	4,105,249
Total long-term liabilities *(in '000 of dollars)*	**1,271,244**	1,276,462	1,378,021	1,501,297	831,378
Cash generation / Financial structure					
Cash provided by operating activities *(in '000 of dollars)*	**166,417**	54,436	108,947	82,550	63,628
Days sales outstanding[3]	**44**	52	48	50	50
Net debt to capitalization ratio[4]	**22.6%**	27.2%	25.5%	28.2%	-

1: Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2: Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 13.

3: Days sales outstanding ("DSO") is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the quarters' revenue over 90 days.

4: The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders' equity and long-term debt.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Financial Review

Revenue

Revenue Variation

For the three months ended December 31	2006	2005
Revenue *(in '000 of dollars)*	904,060	898,463
Variation prior to foreign currency impact	1.2%	-1.3%
Foreign currency impact	-0.6%	-2.0%
Variation over previous year	0.6%	-3.3%

For the first quarter of fiscal 2007, revenue was $904.1 million. On a constant currency basis, revenue increased by 1.2% ($10.9 million) compared with the first quarter of 2006. The variation resulted primarily from business won from new and exisiting clients and to a lesser extent from the acquisitions of Pangaea Systems Inc. ("Pangaea") and Plaut Consulting SAS ("Plaut") made during fiscal 2006. It was partially offset by a year-over-year decrease in revenue from BCE of $14.6 million and the impact on revenue of the disposition of our electronic switching assets in first quarter of fiscal 2006. Revenue in the quarter was further impacted by -0.6% due to currency fluctuations with the resulting total revenue change for the first quarter of 2007 being an increase of 0.6%.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Revenue by LOB

For the three months ended December 31	**2006**	2005	Change
(in '000 of dollars except for percentage)	**$**	$	%
IT services prior to foreign currency impact	**793,569**	778,073	2.0
Foreign currency impact	**(4,127)**	-	-0.5
IT services	**789,442**	778,073	1.5
BPS prior to foreign currency impact	**115,815**	120,390	-3.8
Foreign currency impact	**(1,197)**	-	-1.0
BPS	**114,618**	120,390	-4.8
Revenue	**904,060**	898,463	0.6

In the first quarter of 2007, on a constant currency basis, the change in revenue from our IT services LOB reflected mainly business won from new and existing clients as well as from the two niche acquisitions made during fiscal 2006. This change was partly offset by lower work volumes from BCE.

On a constant currency basis, the year-over-year change for the three-month period ended December 31, 2006 in BPS revenue was primarily due to a $5 million dollar decline in revenue following the sale of our electronic switching assets in December 2005 as well as the lower volume of transactions processed in the insurance sector partly offset by the ramping up of work in the government and healthcare sectors in the U.S. market.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Revenue Distribution

The following tables provide additional information regarding our revenue mix:

  

Contract Types	Geographic Markets	Targeted Verticals

A.   Management of IT and business functions (outsourcing)
   i)   IT services 44%
   ii) BPS 12%
B.   Systems integration and consulting 44%
	A. Canada 59%
	B. U.S. 34%
	C. Europe and Asia Pacific 7%
		A. Financial services 33%
		B. Government and healthcare 32%
		C. Telecommunications and utilities 22%
		D. Manufacturing 7%
		E. Retail and distribution 6%

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

BCE Revenue

In the first quarter of fiscal 2007, BCE, our largest client, represented 12.3% of our revenue, compared to 14.0% in the first quarter of 2006.

Operating Expenses

For the three months ended December 31	2006	2005	Change
(in '000 of dollars except for percentage)	$	$	%
Costs of services, selling and administrative	**764,038**	776,847	-1.6
As a percentage of revenue	*84.5%*	*86.5%*	
Amortization			
Capital assets	**7,098**	8,454	-16.0
Contract costs related to transition costs	**3,904**	4,003	-2.5
Finite-life intangibles	**29,331**	30,413	-3.6
Total amortization	**40,333**	42,870	-5.9

During 2006, the rapid reduction of the BCE work program adversely impacted our cost structure. As previously noted, we implemented an action plan to improve utilization rates and reduce overhead. For the first quarter of fiscal 2007, the 84.5% of revenue represented by costs of services, selling and administrative expenses included the benefits of this action plan. This rate was in line with the fourth quarter of 2006 at 84.4%, demonstrating the continued benefits of the program.

The decrease in amortization of capital assets was mainly due to certain computer equipment having been fully amortized as well as a change in the financing for certain equipment. Additionally, the decrease in amortization of finite-life intangibles was due mainly to certain internal and customer relationship software being fully amortized, partly offset by the amortization of new business solutions related to the brokerage industry.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Adjusted EBIT by LOB

For the three months ended December 31	**2006**	2005	Change
(in '000 of dollars except for percentage)	**$**	$	%
IT services	**100,651**	86,458	16.4
As a percentage of IT services revenue	***12.7%***	*11.1%*	
BPS	**13,392**	13,163	1.7
As a percentage of BPS services revenue	***11.7%***	*10.9%*	
Corporate	**(14,354)**	(20,875)	31.2
As a percentage of total revenues	***-1.6%***	*-2.3%*	
Adjusted EBIT	**99,689**	78,746	26.6
Adjusted EBIT margin	***11.0%***	*8.8%*	

For the first quarter of 2007, the variance in the adjusted EBIT of IT services resulted mainly from the savings yielded from the competitive position strengthening program initiated in March 2006 and additional work from new and existing clients. These were partly offset by lower BCE work volumes, which began in second quarter of 2006.

For BPS, the year-over-year change in adjusted EBIT for the three-month period ended December 31, 2006, also reflected the savings yielded from the previously mentioned action plan as well as additional work from new and existing clients. These were partially offset by the amortization and maintenance costs related to a business solution developed for the brokerage industry which became commercially available at the beginning of fiscal 2006, lower volume of transactions processed in the insurance sector, the impact of the sale of our electronic switching assets and the non-capitalized start-up costs on a new contract.

For the first quarter of 2007, the decrease in corporate expenses was mainly due to the savings achieved as part of the Company's program to strengthen its competitive position.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Earnings Before Income Taxes

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes which is reported in accordance with Canadian GAAP:

For the three months ended December 31	2006	2005	Change
(in '000 of dollars except for percentage)	$	$	%
Adjusted EBIT	99,689	78,746	26.6
Restructuring costs related to specific items	(23,010)	-	-
Interest on long-term debt	(12,487)	(4,589)	172.1
Other income, net	1,929	1,915	0.7
Gain on sale of assets	-	11,033	-
Earnings before income taxes	66,121	87,105	-24.1

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Restructuring Costs Related to Specific Items

The company recorded a charge of $23.0 million in relation to the competitive position strengthening program. Further details of the program are discussed on page 5.

The following table details the restructuring costs related to specific items recorded in the statement of earnings during the three months ended December 31, 2006:

	Severance	Consolidation and closure of facilities	Total
(in '000 of dollars)	$	$	$
IT Services	9,172	6,700	15,872
BPS	166	5,328	5,494
Corporate	1,677	446	2,123
BCE contribution	(479)	-	(479)
Restructuring costs related to specific items	**10,536**	**12,474**	**23,010**

The following table shows the details of the restructuring costs related to specific items recorded in the statement of earnings since the beginning of the restructuring plan:

	Severance	Consolidation and closure of facilities	Total
(in '000 of dollars)	$	$	$
IT Services	59,906	19,447	79,353
BPS	2,509	5,643	8,152
Corporate	9,571	3,200	12,771
BCE contribution	(10,000)	-	(10,000)
Restructuring costs related to specific items	**61,986**	**28,290**	**90,276**

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Interest on Long-term Debt
The increase in interest on long-term debt during the quarter reflects the associated increase in long-term debt drawn from the Company's credit facility to finance the purchase of 100,000,000 Class A subordinate voting shares from BCE during the second quarter of 2006.

Gain on Sale of Assets
In the first quarter of 2006, we recorded a gain on the sale of our electronic switching assets of $11.0 million.

Income Taxes
Income taxes were $22.4 million in the first quarter of 2007, down $7.8 million versus the same quarter last year. The income tax rate was 33.9% in the quarter, compared to 34.7% in the same quarter one year ago. The decrease in income taxes resulted mainly from the impact of the restructuring charges in the first quarter of 2007 related to our competitive strengthening program. The decline in the tax rate was the result mainly of the impact in the first quarter of 2006 of the additional earnings before taxes following the gain made on the sale of our electronic switching assets and the effect of changes in enacted income taxation rates.

Earnings
The following table includes a reconciliation between net earnings prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:

For the three months ended December 31	2006	2005	Change
(in '000 of dollars unless otherwise indicated)	$	$	%
Net earnings prior to restructuring costs related to specific items	58,361	56,908	2.6
Margin	*6.5%*	*6.3%*	
Restructuring costs related to specific items	(23,010)	-	-
Tax impact of restructuring costs related to specific items	8,330	-	-
Net earnings	43,681	56,908	-23.2
Margin	*4.8%*	*6.3%*	
Weighted average number of Class A subordinate shares and Class B shares *(basic)*	330,451,267	430,487,345	-23.2
Basic and diluted earnings per share prior to restructuring costs related to specific items *(in dollars)*	0.18	0.13	
Basic and diluted earnings per share *(in dollars)*	0.13	0.13	

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

For the first quarter of 2007, the decrease in net earnings, when compared to the first quarter of 2006, was primarily due to the charges related to the restructuring program and the interest on the long-term debt. Both items were partially offset by the change in adjusted EBIT.

CGI's basic weighted average number of shares outstanding at the end of the first quarter of 2007 was down 23.2% compared with the first quarter of 2006, due mainly to the repurchase of shares from BCE and shares on the open market as part of the Normal Course Issuer Bid. The total number of shares outstanding at the end of the first quarter of 2007 was 329,109,118, which included 78,900 shares repurchased at the end of the first quarter but not yet paid for nor cancelled at the end of the first quarter.

Liquidity
CGI's growth is financed through a combination of our cash flow from operations, the issuance of debt, borrowing under our existing credit facilities and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at December 31, 2006, cash and cash equivalents were $146.6 million. The following table illustrates the main activities for the three month periods ended December 31, 2006 and 2005:

For the three months ended December 31	2006	2005	Variance
(in '000 of dollars)			
Cash provided by operating activities	**166,417**	63,628	102,789
Cash used in investing activities	**(28,617)**	(32,291)	3,674
Cash used in financing activities	**(114,681)**	(8,526)	(106,155)
Effect of foreign exchange rate changes on cash and cash equivalents	**7,713**	(322)	8,035
Net increase in cash and cash equivalents	**30,832**	22,489	8,343

Operating Activities
Cash provided by operating activities was $166.4 million in the first quarter of 2007, compared with $63.6 million in the same quarter of last year. The year-over-year increase of $102.8 million resulted from the timing of large client payments where the DSO improved by six days, income tax refunds and payments related to insurance and software maintenance agreements made during the first quarter of 2006.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Investing Activities
In the first quarter of 2007, cash used in investing activities was $28.6 million, a decrease of $3.7 million compared with $32.3 million in the same quarter of last year. The change was mainly driven by the reduction in the investment in capital assets and payment of contract costs partially offset by the increase in additions to finite-life intangibles and other long-term assets.

The investment in capital assets was mainly comprised of investments made in our leased properties of $7.2 million, primarily as a result of the consolidation and optimization of office space in Fairfax. In addition, we made computer equipment purchases of $1.0 million to support new outsourcing contracts, a decrease of $3.2 million over the same quarter last year.

The investment in contract costs of $2.6 million in the first quarter of 2007 was down $3.4 million over the same quarter last year, and was related mainly to capitalized start-up costs on certain outsourcing contracts that were implemented in the last year.

Investments in finite-life intangibles and other long-term assets were $20.1 million in the first quarter of 2007 compared to $16.3 in the same quarter of last year. These investments were primarily comprised of business solutions of $12.2 million and software licenses of $2.5 million which were purchased as part of the outsourcing services provided to our clients. The $3.8 million increase in investment compared to the first quarter of 2006 was mainly related to the purchase and development costs of business solutions software.

We also incurred research expenses of $6.7 million within our costs of services, selling and administrative expenses, while seeking applications for new technology, or conceptually formulating and designing possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending incurred in the first quarter of 2007 was $18.9 million compared with $14.9 million last year.

Financing Activities
Cash used by financing activities was $114.7 million in the first quarter of 2007, an increase of $106.2 million compared to $8.5 million the same quarter of last year. The increase was mainly the result of $92.2 million repaid on our credit facilities and $21.5 million used to repurchase outstanding CGI shares as part of the share repurchase program.

Contractual Obligations
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have not been any material changes to the value of these commitments outside of our normal course of business since our year ended September 30, 2006 as disclosed in the 2006 Annual Report.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Capital Resources

	Total Commitment	Available at December 31, 2006	Outstanding at December 31, 2006
(in '000 of dollars)	$	$	$
Cash and cash equivalents	-	146,561	-
Unsecured committed revolving facilities [1]	1,000,000	472,898	527,102 [2]
Lines of credit and other facilities [1]	29,565	29,565	-
Total	1,029,565	649,024	527,102 [2]

1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $497.1 million and Letters of Credit for $30.0 million.

Our cash position and bank lines are sufficient to support our growth strategy. At December 31, 2006, cash and cash equivalents were $146.6 million and the total credit facilities available amounted to $502.5 million. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers' acceptances and bearer deposit notes issued by major Canadian banks, all with an initial maturity of less than three months.

Total long-term debt decreased by $84.7 million to $728.6 million at December 31, 2006, compared with $813.3 million at September 30, 2006. The variation resulted primarily from the reimbursement of $92.2 million of our credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At December 31, 2006, CGI was in compliance with these covenants.

Selected Measures of Liquidity and Capital Resources

	As at December 31, 2006	As at December 31, 2005
Net debt to capitalization ratio	22.6%	-
Days sales outstanding *(in days)*	44	50
Return on invested capital [1]	6.7%	8.6%

1: The return on invested capital ratio represents the proportion of the last four quarters' after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters' average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio increased to 22.6% compared to last year mainly due to the new debt incurred in the last year in order to finance the repurchase of CGI shares.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Days sales outstanding decreased by six days to 44 when compared with last year, mainly due to the timing of payments from large customers.

Return on invested capital in the first quarter of 2007 was 6.7%, a decrease of 1.9% from the same quarter of 2006. This was mainly due to restructuring charges and the reduction in work levels from BCE over the last twelve months, when compared to the previous twelve month period.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and U.S. government contracts.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at December 31, 2006, we provided for a total of $90.9 million of these bonds. We believe we are in compliance with our performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Related Party Transactions

In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest. The Company's share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost		
	2006	2005
For the three months ended December 31		
(in '000 of Canadian dollars)	**$**	$
Revenue	**26,919**	25,649
Accounts receivable	**9,886**	4,613
Work in progress	**2,831**	1,781
Contract Costs	**15,616**	16,719
Accounts payable and accrued liabilities	**147**	-
Deferred revenue	**578**	1,043

Summary of Significant Accounting Policies

The interim consolidated financial statements for the three months ended December 31, 2006 are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2006. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2006.

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

Critical Accounting Estimates

The Company's significant accounting policies are described in Note 2 of the September 30, 2006 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

		Consolidated statements of earnings				
Areas impacted by estimates	**Consolidated balance sheets**	Revenue	Costs of services, selling and administrative	Amortization/ Impairment	Restructuring costs related to specific items	Income taxes
Allowance for doubtful accounts	X		X			
Goodwill	X			X		
Income taxes	X					X
Accounts payable and accrued liabilities	X		X			
Accrued integration charges	X		X			
Revenue recognition	X[1]	X				
Contract costs	X	X		X		
Investment tax credits	X		X			
Impairment of long-lived assets	X			X		
Restructuring costs related to specific items	X				X	

1: Accounts receivable and work in progress

Allowance for Doubtful Accounts

The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill

Goodwill is assessed for potential impairment, at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income Taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company's interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts Payable and Accrued Liabilities

The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued Integration Charges

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company's management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company's projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company's management and the knowledge of the Company's advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue Recognition

The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are to exceed the total revenue from the contract, then a

CGI GROUP INC.

22

provision for the loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

Contract Costs
Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company's operations.

Investment Tax Credits
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of Long-Lived Assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company's ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company's operations.

Restructuring Costs Related to Specific Items
The Company announced a plan to reduce its workforce and to close and consolidate certain facilities. The plan was initiated because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge taken during the year is comprised of severance costs and costs related to the consolidation and closure of facilities. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate the accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Change in Accounting Policies

The CICA has issued the following new Handbook Sections which were effective for interim periods beginning on or after October 1, 2006:

a) Section 3855, "Financial Instruments - Recognition and Measurement", describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, loans and receivables, and derivative financial instruments are measured at their fair values. All financial liabilities are measured at their fair values when they are classified as held for trading purposes. Otherwise they are measured at their carrying value. The impact of the adoption of this new section did not have a significant effect on the consolidated financial statements.

b) Section 1530, "Comprehensive Income", and Section 3251, "Equity". Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, "Equity", replaces Section 3250, "Surplus", and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, "Comprehensive Income". Upon adoption of this section, the consolidated financial statements include a statement of comprehensive income. The comparative statements are restated to reflect application of this section for changes in balances for foreign currency translation of self-sustaining foreign operations.

c) Section 3865, "Hedges", describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The impact of the adoption of this new section did not have significant effect on the consolidated financial statements.

Future accounting changes

The CICA has issued the following new Handbook Sections, which are effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments — Disclosures", describes the required disclosure for assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Section 3863, "Financial Instruments — Presentation", establishes standards for presentation of financial instruments and non-financial derivatives. It carries forward the presentation-related requirements of Section 3861 "Financial Instruments — Disclosure and Presentation". The Company does not expect the adoption of this new section do have a significant effect on the consolidated financial statements.

c) Section 1535, "Capital disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

Financial Instruments

From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment.

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the U.S. and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and cost of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term SI&C (Systems integration & Consulting) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax

Management's Discussion and Analysis of Financial Position and Results of Operations
For the first quarter ended December 31, 2006

purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at December 31, 2006, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – With the exception of BCE, its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value or our backlog. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client's intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue (12.3% in the first quarter of 2007) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks – CGI derives a portion of its revenue from shorter-term, project-oriented contracts. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients' business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the

CGI GROUP INC.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

CGI has a formal Corporate Disclosure Policy whose goal is to raise awareness of the Company's approach to disclosure among the Board of Directors, senior management, and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company's disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2006 Annual Report, the Company evaluated the effectiveness of its disclosure controls, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2006. The CEO and CFO concluded that, based on this evaluation, the Company's disclosure controls and procedures were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities. During the quarter ended December 31, 2006, there has been no change in our disclosure controls and procedures that has materially affected, or is reasonably likely to materially affect the Company's internal controls over financial reporting.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the first quarter ended December 31, 2006

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. As at December 31, 2006, the Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.